

Corporate Presentation

September 2009

Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or licensing or collaborative arrangements, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," estimates," "potential," or "continue" or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained in this presentation are reasonable, there can be no assurance that such expectations or any of the forward-looking statements will prove to be correct, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to inherent risks and uncertainties, including but not limited to the risk factors set forth in our Form 10-K. All forward-looking statements and reasons that results may differ included in this presentation are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.

BioSpecifics
TECHNOLOGIES CORP.

Highlights

► BioSpecifics develops and commercializes collagenase-based products
  – Collagenase is an enzyme that breaks down collagen
  – Over 2200 patients treated; tested in 11 indications

► Partnered with Auxilium for development of injectable collagenase (XIAFLEX™)*
  – Low double digit royalties; markup on COGS
  – Additional payments to come from Auxilium-Pfizer EU development and commercial partnership

► Lead indications for XIAFLEX™
  – **Dupuytren's Disease** –BLA accepted with priority review;
  – September 16 FDA Advisory Committee date
  – **Peyronie's Disease** – Completed enrollment in Phase 2b
  – **Frozen shoulder** – Completed Phase 2a

► Expect sufficient cash to fund operations through first half of 2012

* Trademark of Auxilium Pharmaceuticals

Deep Product Pipeline

Indications	Phase 1	Phase 2	Phase 3	Marketing
Dupuytren's Disease				
Peyronie's Disease				
Frozen Shoulder				
Lipoma				
Cellulite				

BioSpecifics
TECHNOLOGIES CORP.

Auxilium XIAFLEX™ Development and Commercialization Partnership

► $15.4 million received to date

► Future milestones for:

   – Additional indications

   – Regulatory submissions and approvals in US or EU

   – Percentage of sub-licensing fees

► Future low double digit royalties as % of worldwide net sales

   – Includes sub-licensees

   – Flat rate, no tiering

   – Additional markup on COGS

BioSpecifics
TECHNOLOGIES CORP.

Auxilium – Pfizer Partnership for XIAFLEX™ in Europe

▶ Pfizer responsible for marketing XIAFLEX for Dupuytren's disease and Peyronie's disease in 27 member countries of European Union and 19 other European and Eurasian countries

▶ $6.375 million upfront payment paid by Auxilium to BioSpecifics

▶ BioSpecifics to receive:

  – 8.5% of the $410 million in additional potential future milestone payments paid to Auxilium

    ▶ $150 million regulatory, $260 million sales

    ▶ Additive to milestones due under Auxilium partnership

  – Low double digit royalties and COGS markup independent of indication, territory, sales volume and whether Pfizer or Auxilium sells product

BioSpecifics
TECHNOLOGIES CORP.

Dupuytren's Disease

Dupuytren's Disease

▶ Formation of a collagen cord in the palm that contracts and limits range of motion of fingers

- May cause dysfunction

▶ Surgery is current treatment, but unattractive option

- Painful

- General anesthesia required

- Unpredictable results and complications

  ▶ One month recovery

  ▶ High recurrence rate



Dupuytren's Disease
Collagenase: Restores Normal Motion



Dupuytren's Disease
Collagenase: Treatment Advantages

► No anesthesia required

► Minimally invasive

► Office procedure

Pre-treatment



Post-treatment



BioSpecifics

Dupuytren's Disease Commercial Potential

► Market Size

   – Prevalence in US and Europe:

      ► 3-6% of population ~ 13.5-27 million

   – Patients seeking treatment: 1 million

   – Potential annual candidates: 240,000

► Surgeons highly receptive

   – Physician surveys show potential use in 76% of medical/surgical candidates

► Price competitive with surgery (approximately $5,000 in U.S. – equates to $1,600 per vial)

Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Dupuytren's Disease
BioSpecifics Phase 3 Study Results

	Injectable Collagenase	Placebo	P - value
Primary Endpoint	21/23 (91%)	0/12	< .001
▶ **MP Joint**	12/14 (86%)	0/7	< .001
▶ **PIP Joint**	9/9 (100%)	0/5	< .001
Secondary Joint	5/6 (83%)	0/3	.035
Median Time to Success	8 days	N/A	

Sources: Auxilium Pharmaceuticals
           Badalamente, M. et al. *Journal of Hand Surgery*, 2007, 32A: 767-774

BioSpecifics
TECHNOLOGIES CORP.

Dupuytren's Disease
BioSpecifics Phase 3 Study – Other Findings

- ► Adverse events
  - – No serious adverse events reported
  - – Adverse events were mild to moderate, mostly local reactions
    - ► Resolved within a mean of 3 weeks
  - – No reports of loss of sensation or infections; no skin grafts required

- ► 87% (54/62) joints achieved clinical success in the study and its open label extension

- ► Recurrence rates
  - – 3 of 54 joints followed for 1 year (6%)
  - – 5 of 27 joints followed for 2 years (18%)
  - – 27 – 80% for surgery

Sources: Auxilium Pharmaceuticals
            Badalamente, M. et al. *Journal of Hand Surgery*, 2007, 32A: 767-774

BioSpecifics

Dupuytren's Disease
Auxilium's Phase 3 Top-Line Results

► Overview

  – Primary endpoint: reduction in contracture to within 0-5° of normal

  – Primary and secondary endpoints were met with high statistical significance in Phase 3 trials

► Results

  – Cord I* (**306** patients) in 16 US centers;

    ► 203 patients received XIAFLEX and 103 received placebo

      – **64%** of XIAFLEX patients met primary endpoint vs. **6.8%** for placebo; p<0.001

  – Cord II (**66** patients) 5 Australian centers

    ► 45 patients received XIAFLEX and 21 received placebo

      – **44%** of XIAFLEX patients met primary endpoint vs. **4.8%** for placebo; p<0.001

► BLA accepted with Priority Review

Sources: Auxilium Pharmaceuticals

New England Journal of Medicine (N. Engl. J. Med. 2009;361:968-79.)

BioSpecifics
TECHNOLOGIES CORP.

Dupuytren's Disease
Auxilium's Phase 3 Safety Data

► Data based on 2,600 XIAFLEX injections in approximately 1,082 subjects

► 7 SAEs (0.27%) reported by Auxilium

   – 3 out of 7 reported in connection with tendon injuries

   – 1 ligament injury

   – 1 Deep Vein Thrombosis

   – 1 Complex Regional Pain Syndrome

   – 1 Unconfirmed Proliferation of Dupuytren's Disease

Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Dupuytren's Disease
Development Pathway and Pre-Launch Activities

► Anticipated development milestones

  – FDA Advisory Committee date of September 16, 2009

  – Potential MAA filing by Pfizer in EU in 2010

► Auxilium pre-launch activities

  – Gearing up for U.S. launch 60 days post-approval

Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Peyronie's Disease

BioSpecifics

Peyronie's Disease

► Excess of inelastic collagen causes penis curvature; distorts erection

► Affects over one million individuals worldwide

► Sexual dysfunction may result

► No current effective pharmaceutical therapies



Erect penis with Peyronie's



Peyronie's Disease – Current Surgical Treatment

► Painful

► General anesthesia required

► Mixed results

► Penis shortens

► Resistance by surgeons and patients

BioSpecifics
TECHNOLOGIES CORP.

Peyronie's Disease
Market Size

► 475,000 patients seeking treatment annually in the US and Europe

► 210,000 potential candidates annually

► Market research shows 90% of US based urologists would use collagenase injection to avoid or delay surgery

Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Peyronie's Disease
BioSpecifics Phase 2a Clinical Study

► Study design

   – 49 patients assigned to placebo or one of the three dosages depending upon disease severity

   – One treatment

► Statistically significant reduction of angle of penile curvature

   – $p < 0.007$ for 3 pooled arms of study

BioSpecifics
TECHNOLOGIES CORP.

Peyronie's Disease
Open Label Study Results
(Protocol 1030)

- ► N=25

- ► 1st series of 3 injections given over 7-10 days

- ► Promising results

  - – 52% rated as very much improved or much improved by investigator at 9 months post 2nd series

  - – 61% improvement in VAS question on sex life

  - – 52% met criteria for decrease in plaque length p=.0073 (Paired T Test)

- ► Adverse events include bruising and tear of tunica

- ► Results published in January 2008 *Journal of Sexual Medicine*

BioSpecifics
TECHNOLOGIES CORP.

Peyronie's Disease
Open Label Study Results
(Protocol 1035)

► Parameters

  – N=10

  – 1st series of 3 injections administered over one week

  – 2nd and 3rd series administered 6 weeks apart

  – Baseline deviation angle average 50.2 degrees

► Promising results

  – 9 month post 1st series 25% or greater reduction
    in deviation angle achieved in 89% (8/9 patients) of patients
    who completed the follow up schedule

  – 67% (6/9 patients) rated as very much improved or much improved at
    9 month follow-up

Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Peyronie's Disease
Phase 2b Clinical Study

► Enrollment complete

► Study design

- 120+ patients assigned to 3:1 XIAFLEX™ to placebo

- 1:1 remodeling or none

- 11 US sites

- 2 injections weekly every 6 weeks

- Max of 6 injections

- Validation of methodology for assessment

► Top-line results expected by the end of 2009

Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Frozen Shoulder

BioSpecifics
TECHNOLOGIES CORP.

Frozen Shoulder

- ► Inflammation and thickening of the shoulder capsule

- ► Trauma or unknown causes

- ► Affects between 20-50 million worldwide

- ► 700,000 patients visit doctors annually in U.S.

- ► Occurs in patients ages 40-70

- ► About 15% patients bilateral

- ► Current therapies include manipulation: painful and requires general anesthesia



Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Frozen Shoulder
Phase 2 Dose Response Study Results



Active elevation change from baseline at the 30-day visit

Frozen Shoulder Pre/Post Treatment



Pre-treatment



Post-treatment

BioSpecifics
TECHNOLOGIES CORP.

Corporate Summary

BioSpecifics
TECHNOLOGIES CORP.

Intellectual Property

► Peyronie's and Dupuytren's Diseases have Orphan Drug designation status

– 7 year exclusivity after commercialization

► 10 year exclusivity in EU anticipated by Auxilium

► Manufacturing and composition patent pending, if issued royalties until 2027

► Royalty stream protected by pending patent claim

► BioSpecifics owns or controls patents covering:

– Peyronie's Disease

– Dupuytren's Disease

– Wound healing

– Improved debridement

– Removal of adipose tissue

– Other patents pending

BioSpecifics
TECHNOLOGIES CORP.

Financial Highlights

► $9.3 million in cash as of 6/30/09

  – $6.375 million received on 1/30/09

► 2008 net income of $3.7 million or $0.55 per diluted share.

► 2Q 2009 net loss of $88,000 or $0.01 per basic and diluted share.

BioSpecifics
TECHNOLOGIES CORP.

Upcoming Milestones

► Dupuytren's Disease

✔ BLA accepted with Priority Review

✔ 12 month Dupuytren's safety data

❑ FDA Advisory Panel September 16, 2009

❑ U.S. Commercial launch 60 days after approval

► Peyronie's Disease

❑ Announce top-line results of Phase 2b study in 4Q09

❑ Begin global Phase 3 trial(s) in 2010

Source: Auxilium Pharmaceuticals

BioSpecifics
TECHNOLOGIES CORP.

Highlights

► BioSpecifics develops and commercializes collagenase-based products
  – Collagenase is an enzyme that breaks down collagen
  – Over 2200 patients treated; tested in 11 indications

► Partnered with Auxilium for development of injectable collagenase (XIAFLEX™)*
  – Low double digit royalties; markup on COGS
  – Additional payments to come from Auxilium-Pfizer EU development and commercial partnership

► Lead indications for XIAFLEX™
  – **Dupuytren's Disease** –BLA accepted with priority review;
  – September 16 FDA Advisory Panel date
  – **Peyronie's Disease** – Completed enrollment in Phase 2b
  – **Frozen shoulder** – Completed Phase 2a

► Expect sufficient cash to fund operations through first half of 2012

*   Trademark of Auxilium Pharmaceuticals

BioSpecifics

